UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VENTURE VANADIUM INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

 (Title of Class of Securities)

92332A103

 (CUSIP Number)

Stephanie Flood

909 Plantation Blvd.

Fairhope, AL 36532

(251) 270-8146

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 30, 2021

  (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92332A103

1.	NAMES OF REPORTING PERSONS

Stephanie Flood

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7.	SOLE VOTING POWER

Number Of Shares		19,713,000
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		0

	9.	SOLE DISPOSITIVE POWER

		19,713,000

	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,713,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.2%

14.	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 92332A103

Item 1.	Security and Issuer.

Venture Vanadium Inc.’s (the “Issuer”) common stock, $0.001 par value per share (the “Common Stock”). The principal executive offices of the Issuer are located at 909 Plantation Blvd., Fairhope, AL 36532.

Item 2.	Identity and Background.

Ms. Stephanie Flood, (the “Reporting Person”) age 34, has served as the Issuer’s President and a member of the Issuer’s board of directors since April 30, 2021. During the most recent five years, the Reporting Person has been serving as the Vice President of Diamond Scaffold Services, LLC, where she initiated substantial sales and marketing initiatives resulting in significant revenue growth for the company. The Reporting Person also serves as President of Diamond De-Con, LLC, a subsidiary of Diamond. Diamond De-Con is a provider of patent pending and FDA approval pending medical grade sanitation equipment focused on COVID-19 protection in industrial and commercial settings. In addition, focusing on clean energy alternatives, the Reporting Person has established a platform of solar powered equipment and systems designed to assist companies, commercially and industrially, seeking to eliminate theft using the company’s proprietary surveillance equipment powered with solar technology.

(a) The Reporting Person is a United States citizen. The principal business address of the Issuer and the address for the Reporting Person is 909 Plantation Blvd., Fairhope, AL 36532.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock directly owned by the Reporting Person were purchased at $0.00803 per share with the personal funds of the Reporting Person.

Item 4.	Purpose of Transaction.

The Reporting Person collectively purchased in a private transaction an aggregate of 19,713,000 shares (the “Shares”) of the Issuer’s Common Stock from Ian Ilsley, the Company’s former Chief Executive Officer, Acting Chief Financial Officer, Secretary, Treasurer and former sole director, and certain other shareholders of the Company, as reported in the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 6 dated, 2021 (the “Transaction”) in order to effect a change in control of the Issuer and its business operations.

The Reporting Person intends to evaluate her investment in the Shares on a continual basis. The Reporting Person from time to time intends to review her investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person intends to take such actions in the future as she and the other executives of the Issuer deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of other operating businesses and/or their assets, acquisitions of shares of Common Stock or other convertible securities of the Issuer or disposal of all or any portion of the Shares or shares of Common Stock or other securities of the Issuer otherwise acquired by the Reporting Person, either in the open market or privately negotiated transactions, with or without prior notice.

Item 5.	Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Reporting Person is deemed to have a beneficial ownership interest of 19,713,000 shares of Common Stock (representing approximately 35.2% of the number of shares of Common Stock issued and outstanding). The percentage with respect to the Reporting Person’s beneficial ownership is based on 56,047,470 shares of the Issuer’s Common Stock reported by the Issuer to be issued and outstanding as of April 5, 2021 in the Issuer’s January 31, 2021 Quarterly Report on Form 10-Q, for the quarterly period ended January 31, 2021, filed with the SEC on April 6, 2021.

(c) See Item 6 below.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See the description of the Transaction as set forth in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D:

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2021	/s/ Stephanie Flood
Stephanie Flood